IoTeedom, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Revenue	$ -	$ -
Expenses:		
Research and Development	100	100
Travel	500	1,500
Web hosting and domains	100	100
Other	230	230
Total expenses	930	1,930
Net loss	$ (930)	$ (1,930)